Form 12b-25. - NOTIFICATION OF LATE FILING

                                  FORM 12b-25/A

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                                                             SEC FILE NUMBER
                                                                0-18109
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                                                               CUSIP NUMBER
                                                                055293104
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One): |X| Form 10-K  |_| Form 20-F |_| Form 11-K
             |_| Form 10-Q  |_| Form N-SAR

For Period Ended:  December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BCAM International, Inc. & subsidiaries
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Full Name of Registrant:

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Former Name if Applicable

1800 Walt Whitman Road
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Address of Principal Executive Office (Street and Number)

Melville, New York 11747
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City, State and Zip Code

PART II- Rules 12b.25(b) AND 9c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      | | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, l1-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed);


Definitive agreements reflecting the restructuring of the Company's $6,000,000 face amount 10% 13% Convertible Notes and Warrants have been drafted and are being finalized at April 15, 1998. The principal terms of the restructuring include: (1) waiving of the Company's violations of the financial covenants at December 31, 1997 (as well as certain other breaches of the agreement), (2) eliminating the financial covenants through April 16 1999, (3) securing the obligation with a pledge of all of the assets of the Company (excluding the assets of Drew Shoe which are already pledged to a bank), including the stock of the Company's subsidiaries, (4) accelerating the maturity date for the obligation from September 19, 2002 to April 16, 1999, (5) cancellation of Class DD warrants to purchase 400,000 shares of common stock of the Company, (6) issuance to the holders a total of 10% of the common shares of the Company's subsidiaries Drew Shoe Corporation and BCAM Technologies, Inc., The Company expects to take a significant charge to operations in 1998 in connection with the restructuring of the debt. The definitive documents governing the restructuring are expected to be complete before the end of April 16, 1998.

Additionally, beginning on April 14, 1998, the Company commenced a private offering of its common stock and warrants. The offering contemplates aggregate proceeds of $2,000,000 for the purchase of 1,980,198 shares of common stock of the Company and warrants to purchase 250,000 shares of common stock at $2.05 for three years by seven accredited investors. The Company has agreed to register such shares and has agreed to penalties of 3% per month should the registration statement not be declared effective a specific period.

The number of shares issuable to these investors will be "repriced" pursuant to a schedule initially in $300,000 increments (4) and then in $200,000 increments
(4) on eight occasions commencing with the effectiveness of a registration statement covering the shares and again 60 days later and them in 30 day intervals. On such dates, the investor would receive the additional number of shares, if any, that result from the difference between the number of shares actually issued and the number of shares which would have been issued using a 23% discount to the market price, as defined, at that time. The operation of this provision could result in significantly greater number of shares being issued. The investors have agreed not to sell any shares before at least 120 days after the closing, The Company is exposed to significant penalties for failure to have a registration statement declared effective covering such shares within specified days, has agreed not to issue certain financings and has agreed to pay a placement agent a 6.5% fee in connection with the transaction. The Company is obliged to register the shares and shares underlying the warrants under agreements which contain very substantial penalties for delays or failure to register.

The Company needs additional time to reflect these matters in its financial statements and the Company's auditors, Ernst & Young, LLP, require additional time in order to complete their audit of this material subsequent event.

The Company expects that these matters and the related auditors work will be completed and the Form 10-KSB will be filed by middle of the week of April 20, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kenneth C. Riscica               516              752-3550 x112
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              (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in results of operations from the corresponding period of the prior year. The Company expects to report the following information which is, at this time, unaudited:

                                            December 31, 1997  December 31, 1996
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                                                (unaudited)
Revenues (a)                                    $ 3,959,000      $    29,000
Income (Loss) from operations                    (1,684,000)      (1,352,000)
Interest and financing (costs) income, net (c)     (526,000)          54,000
Financing costs under D-60 (b)                   (1,662,000)              --
Minority interests under D-60 (b)                  (788,000)              --
Loss from continuing operations                  (4,660,000)       1,269,000
Discontinued operations                          (1,376,000)        (245,000)
Net Loss                                         (6,036,000)      (1,514,000)

(a) Includes the revenue and operations of Drew Shoe Corporation since its acquisition by the Company on September 22, 1997. Revenues and operations of the Company's Ergonomic Consulting Division and Ergonomic Software Group have been presented as a discontinued operation and the December 31, 1996 amounts have been reclassified to reflect discontinued operations.

(b) The Financing costs and Minority interests charges aggregating 2,544,000 reflect the accounting required by Emerging Issues Task Force Statement # D-60. These charges result from the issuance of convertible securities which have a "beneficial" conversion feature, as defined and required to be measured under D-60.

(c) Interest and financing costs include interest charges and financing costs associated with the financing of the Drew Shoe Corporation acquisition in September 1997, including cash and non cash costs associated with Convertible Notes and bank debt.

                    BCAM International, Inc. and subsidiaries
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 1998
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By /s/ Michael Strauss. Chairman President and Chief Executive Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)